Exhibit 33
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news letter consob 5 november 2001

CONTROL OF OLIMPIA AND OLIVETTI: CONSOB'S OPINION

1. On 30 October 2001 Consob requested Olivetti s.p.a. to amend Subsection 3.3 (Identification of a controller pursuant to Article 93 of the Consolidated Law on Financial Intermediation) of Section I (Information concerning Olivetti and the Olivetti Group) of the prospectus for the increase in capital approved on 13 October 2001 to indicate that, in Consob's view, Olivetti s.p.a. was controlled de facto by Olimpia and that Olimpia was individually controlled by Pirelli s.p.a.

2. In the first place the Commission noted that the notion of corporate control was defined in various ways in different statutory provisions and different branches of the law, owing in part to Parliament's different aims -- antitrust legislation, according to the Commission, was emblematic in this respect -- and that, under Article 93 of the Consolidated Law, subsidiaries included not only companies over which a person had the right to exercise a dominant influence by virtue of a contract or a clause in the instrument of incorporation and those where a shareholder controlled alone, on the basis of agreements with other shareholders, enough votes to exercise a dominant influence in the ordinary shareholders' meeting but also those specified in footnotes 1 and 2 of the first paragraph of Article 2359 of the Civil Code. The Commission accordingly stated that the latter provision continued to be of considerable importance in identifying corporate control.

3. The Commission therefore ruled that, pursuant to Article 2359 of the Civil Code, both for de jure control and for de facto control, identifying a control relationship did not depend so much on the possibility of directly influencing the action of the board of directors as on the ability to orient the will of the ordinary shareholders' meeting, which was obviously reflected, but indirectly, in the running of the company since it was the ordinary shareholders' meeting that appointed and dismissed directors, who were responsible for the running of the company, and approved the annual accounts the latter prepared.

The Commission pointed out that Pirelli s.p.a. owned 60% of the capital of Olimpia and, since the latter's bylaws regarding shareholders' meetings do not provide for different majorities from those laid down in the Civil Code, the possession of the majority of voting rights in the ordinary shareholders' meeting undoubtedly allowed Pirelli to exercise individual control over Olimpia.

It noted moreover that where a company possessed "the majority of the votes that can be cast in the ordinary shareholders' meeting" of another company, the possibility of exercising a dominant influence was in re ipsu, so that such a situation did not need to be examined further.

4. However, the Commission was of the view, considering the proliferation in recent sectoral legislation -- including the Consolidated Law (Article 93.1b) -- of references to shareholders' agreements as an additional means of acquiring control, that it was worth asking whether such agreements might be important as a means not only of granting control to a minority shareholder but also of "downgrading" a shareholder who individually possessed "the majority of the votes that can be cast in the ordinary shareholders' meeting".

The Commission pointed out that even if this possibility were accepted, it would still be necessary to evaluate the downgrading of the majority shareholder's position in the light of its ability to influence the will of the ordinary shareholders' meeting and only subordinately with reference to the running of the company.

As regards the first aspect, the Commission considered that the decisive factor was that the shareholders' agreement Pirelli had entered into did not deprive it of the right to designate the majority of the members of the board of directors to be appointed by the shareholders' meeting.

As regards the second aspect, the Commission noted that in order to exclude individual control, it was necessary for the majority of directors to be precluded, under the shareholders' agreement, from taking decisions concerning the running of the company without the approval of the directors designated by the minority shareholders. The Commission stated that this was not the situation in the case in question since the shareholders' agreement between Pirelli and Edizioni Holding and to an even greater extent the agreements concluded with IntesaBCI and Unicredito, all published in the forms laid down by law, did not prevent the directors designated by Pirelli, who make up the majority of the board, from taking decisions concerning the running of the company.

The Commission noted that for some resolutions on matters deemed particularly important, the agreements required at least one director designated by Edizione Holding, if present, to be in favour, but also that, where the parties failed to agree even after a compulsory consultation procedure had failed to overcome the difference, the directors designated by Edizione Holding to refrain from attending board meetings. According to the Commission, this meant that in the absence of the directors designated by Edizione Holding those designated by Pirelli, since they were the majority, would be able to adopt resolutions and thus continue to decide how the company was run.

The Commission concluded on the basis of the reasons given above that the position of Pirelli as the de jure controller of Olimpia was not altered by the shareholders' agreement with Edizione Holding.

It went on to state that the foregoing conclusion was not rebutted by the provision of the shareholders' agreement whereby, in the absence of agreement on one of the matters deemed important, Edizione Holding was entitled to sell Pirelli its holding of Olimpia shares at a price to be determined using the method laid down in the shareholders' agreement.

The Commission ruled that the clause in question, together with that entitling Pirelli to buy, were to be considered as no more than a way to dissolve the agreement if the interests of the parties diverged and could not be considered as a legal basis for the company to be considered as being subject to joint control. In fact, as argued above, for there to be joint control, the decisions of the ordinary shareholders' meeting and the board of directors would have to be impossible without the support of other shareholders, which, according to Consob, was not necessary in the case in question.

5. Turning to the criteria that could be used for determining de facto control pursuant to footnote 2 of the first paragraph of Article 2359 of the Civil Code, the Commission made the following points.

It noted that it had addressed this matter when it cleared the prospectus for the increase in Olivetti's share capital in February/March 2001, at which time Bell held an interest in the company.

As regards the status of the earlier relationship between Bell and Olivetti, Consob had not expressed an opinion nor given its consent, implicit or otherwise, to the view held by Bell that it should not be considered the de facto controller of Olivetti.

In the first case in which it would have been possible to apply the notion of control established in the Consolidated Law, the Commission noted that it had not reached any definitive decisions on the criteria to be used to determine de facto control in the case of an interest not corresponding to the absolute majority of voting rights and had begun to study the issue.

The Commission went on to note that in July 2001 Bell had concluded an agreement with Pirelli and Edizione Holding for the sale of its interest and that on the basis of the analysis already carried out and the additional work undertaken in connection with the clearance of the prospectus for the last increase in Olivetti's share capital, it had established the following criteria for determining de facto control:

     - examination of particularly important shareholders' meetings (appointment of directors, approval of the annual accounts);

     - variability of the percentage interest likely to result in dominance, especially in relation to the distribution of the company's shares and the absenteeism of small shareholders;

     - control not occasional, i.e. due not to contingent circumstances but to a relatively stable legal situation;

     - evaluation of such relative stability by analyzing the shareholders' meetings of the investee company over a reasonably significant period not necessarily limited to the period following the presumed controller's acquisition of its interest;

     - examination of the business of earlier shareholders' meetings to determine the percentage of votes needed on average to establish a quorum. The Commission considered that the results of this analysis were important only in the case where the purchase of the major interest to be evaluated to determine whether it amounted to a controlling interest had not been accompanied by other substantial changes in the company's shareholder base;

     - in the case of listed companies, a check on changes among the company's significant shareholders, i.e. those with interests of more than 2%.

6. On the basis of of the foregoing general criteria, the Commission was of the opinion that Olimpia exercised de facto control over Olivetti pursuant to
Article 93 of the Consolidated Law.

The Commission found, in fact, that Olimpia currently owned 26.9% of Olivetti's share capital and that in the last ordinary and extraordinary shareholders' meeting, held on 13 October 2001 -- attended by an unusually high percentage of shareholders: 43.74% -- Olimpia had sufficient votes to exercise a dominant influence (61.64% of the capital present).

The Commission also noted that the agenda of the ordinary meeting included the appointment of the entire board of directors and that all the 16 directors elected had been designated by Olimpia, which was confirmation of its having had the majority of the votes that could be cast.

As regards the analysis of Olivetti's major shareholders (more than 2%), the Commission found that, apart from the holding sold by Bell, there had been virtually no change in the last two years. It also compared the attendance at the shareholders' meeting held in June 2001, when Bell was still present, with that at the meeting held on 13 October 2001. It found virtually no change in the presence of shareholders that had holdings of less than 2% but which were nonetheless considered significant because they were institutional investors or in any case influential shareholders.

In view of the foregoing and the criteria listed above, the Commission deemed that, in determining whether Olimpia's interest in Olivetti was a controlling interest, the earlier shareholders' meetings in which Bell was present could and should be considered.

The historical analysis of Olivetti's shareholders' meetings showed that the average attendance in the last three years had been around 27%. According to the Commission, this figure confirmed that Olimpia's control was to be considered as having been relatively stable in Olivetti's ordinary shareholders' meetings.

The Commission concluded by noting that, in addition to the grounds set out above, Olimpia's control over Olivetti was confirmed by the part of Section 8.01 of the shareholders' agreement between Pirelli and Edizione Holding in which Pirelli entered into undertakings regarding the conduct of Olivetti's directors, on the evident assumption that Olimpia would continue to be in a position to control them.